Independent Auditors' Consent



The Board of Directors
WSFS Financial Corporation:

We consent to incorporation by reference in the registration statements (Nos. 33-56108, 333-26099, 333-33713 and 333-40032) on Form S-8 of WSFS Financial
Corporation of our report dated May 31, 2002, relating to the statements of net assets available for benefits of WSFS Financial Corporation 401(k) Savings and Retirement Plan as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for each of the years in the three-year period ended December 31, 2001, which report is included in the annual report on Form 11-K of WSFS Financial Corporation 401(k) Savings and Retirement Plan for the year ended December 31, 2001.


                                            /s/  KPMG LLP

Philadelphia, Pennsylvania
June 27, 2002